

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 5, 2014

Via E-mail
Mr. Ken Kovie
President
Upholstery International, Inc.
8005 W. 183rd Street, Ste E
Tinley Park, IL 60423

> **Re:** **Upholstery International, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed August 27, 2014**
> **File No. 333-195209**

Dear Mr. Kovie:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary of Financial Information, pages 8 and 9

1.   We note your response to comment 3. However, it does not appear the revisions have been made. Please provide the selected financial information including revenues, operating expenses, operating income (loss), and net income (loss) per Item 301 of Regulation S-K for all periods presented in your statements of operations. Also, please provide the equity section at each balance sheet date.

2.   Please label the June 30, 2014 financial information as unaudited and identify the source for the December 31, 2013 financial information (i.e. audited financial statements). Delete the going concern explanatory paragraph on page 9.

Risk Factors, page 10

Auditor's Going Concern, page 10

3.   Please correct the date of the auditor's report on your financial statements for the years ended December 31, 2013 and 2012.

UI's agreement with Lambert Private Equity LLC has specific registration rights that could affect potential shareholder rights, page 11

4.   Please revise this risk factor or provide separate risk factors that discusses in specific detail the dilution to common shareholders that could result from the sale of stock under the equity line agreement with Lambert Private Equity. In this regard, clearly disclose the following items:

- Lambert's purchase price for shares under the agreement is based upon a 10% discount to the then-prevailing lowest volume weighted average share price of the common stock over a 15-day period. As a result, the lower the stock price at the time the company requests a draw down, the more common shares Lambert will purchase for the particular amount of proceeds desired by the company.

- Due to the floating purchase price under the equity line, you do not know the exact number of shares that you will issue to Lambert under the agreement.

- To the extent Lambert purchases and then sells its common stock, the common stock price may decrease due to the additional shares in the market. This could allow Lambert to purchase greater amounts of common stock in subsequent draw downs by the company for the particular amount of proceeds desired by the company, the sales of which would further depress the stock price.

- The shares under the equity line may result in substantial dilution to the interests of other holders of common stock since Lambert may sell the full amount issuable under the equity line. In this regard, state that, although Lambert may not purchase shares pursuant to each draw down amounting to more than 4.99% beneficial ownership of the company's then-outstanding shares, this restriction does not prevent Lambert from selling some of its holdings and then receiving additional shares. In this way, Lambert could sell more than the 4.99% limit while never holding more than the limit.

- Disclose that the amount of the commitment fee to be paid to Lambert could significantly increase beyond the 80,000 shares already issued to Lambert. Explain in plain English how the commitment fee is determined over time under the agreement. Also disclose the purchase price used to determine the initial 80,000 shares issued as a 2% commitment fee

Revise other applicable sections of your prospectus, such as your disclosure under "Capital Resources and Liquidity," as appropriate.

5. Disclose that it is condition to Lambert's obligation to purchase shares that the shares be registered before Lambert makes any purchases. Disclose that you may not be able to register the shares as contemplated under the agreement. In this regard, disclose that the number of shares to be put and the purchase price have not be fixed by formula or otherwise under the agreement. We refer you to Section 2.b. of the agreement. For guidance, see Questions 139.12 through 139.20 of our Securities Act Sections Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml.

Item 4. Use of Proceeds, page 16

6. We partially reissue comment 4 in our letter dated August 8, 2014. Please provide a narrative discussion that explains how the amounts allocated for each purpose will or will not advance your business plan at each level of proceeds.

Dilution, pages 17 and 18

7. We reiterate comments 6 and 7 in our letter dated August 8, 2014. Update your dilution disclosure to be as of the most recent balance sheet date and state that there is a net tangible deficit.

Item 10. Information with Respect to the Registrant, page 23

8. We reissue comment 12 in our letter dated August 8, 2014. We note the new disclosure you added as the second paragraph on page 23. Please clarify whether you currently make new furniture. If not, please discuss your current business first – your sole upholstery store in Illinois. You may then discuss the aspirational aspects of your business plan under a separate heading, detailing the steps, time, costs and hurdles before you begin such proposed operations.

9. We note your revised disclosure on page 23 in response to comment 2 of our letter dated June 30, 2014 and the funding of your acquisitions. We further note you disclosure on page 26 that there is "no assurance that Lambert will provide funding if needed." Please expand your disclosure to explain how Lambert Private Equity could deny funding and how this portion of your business plan will be implemented if private equity funding is unavailable.

10. Please disclose the number of total employees and number of full-time employees

Management's Discussion and Analysis

Capital Resources and Liquidity, page 26

11.   We partially reissue comment 13 in our letter dated August 8, 2014. Specify any conditions to Lambert Private Equity's obligation to purchase the shares pursuant to the agreement. Also disclose each party's termination rights under the agreement and any ongoing covenants.

12.   We note your response to prior comment 14 in our letter dated August 8, 2014 and the revised disclosure on page 26. On pages 11 and 26 your disclosure indicates that 80,000 shares have been issued to Lambert Private Equity as a commitment fee for the subscription agreement. However, on page 33 you state that 200,000 shares have been issued. Please reconcile your disclosure.

13.   Please disclose the duration of your agreement with Lambert Private Equity.

14.   We note your response to comment 15. Please revise the date of the agreement with Lambert Private Equity and disclose what is meant by a draw down relative to Lambert's purchase of up to $1,000,000 of Upholstery International Stock. Revise your disclosure for what class of stock will be issued to Lambert and what rights they will contain relative to common shareholders.

15.   Refer to the last paragraph of this subsection on page 26. Please revise the disclosure regarding the loan by Georgia Peaches LLC to be consistent with your disclosure provided in response to comment 16.

16.   Please remove the reference in the last paragraph on page 26 to the OTCBB being an exchange. The OTCBB is not an exchange, but is an over-the-counter quotation system.

17.   You disclose in Note 4 to the unaudited financial statements for the period ended June 30, 2014, that the company borrowed $75,000 pursuant to a business loan and security agreement entered into in May 2014. Please disclose under "Capital Resources and Liquidity" the material terms of this agreement and file the agreement as an exhibit. Also clarify your statement that the loan is personally guaranteed by two officers of the company in light of your disclosure throughout the registration statement that the company only has one officer.

Off-balance sheet arrangements, page 28

18.   We note your response to comment 16 and the revised disclosure on page 28. Please advise why you have included this disclosure under "Off-balance sheet arrangements." In addition, please revise the disclosure so that it does not merely repeat our comment,

but provides the disclosure requested by our comment, such as the material terms of the warrants issued to Georgia Peaches, LLC.

Plan of Operations, page 28

19.   Please expand in detail your planned business operations over the next twelve months rather than repeat the uses of the proceeds from your offering.

Security Ownership of Certain Beneficial Owners and Management, page 31

20.   We your revised beneficial ownership table and the footnote indicating that Pathways Financial LLC has assigned 3,000,000 shares to Rose M. Gallagher family trust and 3,000,000 shares to Synergistic. Such transfers indicate that these shareholders now own more than five percent of your outstanding shares. Please revise your beneficial ownership table to include the Rose M. Gallagher family trust and Synergistic and provide all information required by Item 403 of Regulation S-K.

Certain Relationships and Related Transactions, page 32

21.   We note the disclosure you added on page 32 in response to comment 18. Please identify the "director, who is also an officer and a stockholder" who provided the loans to the company. Tell us whether the loans referenced include the loan from Georgia Peaches, LLC and/or the May 2014 loan disclosed in Note 4 on page F-18.

Item 15. Recent Sales of Unregistered Securities, page 33

22.   We note your amended disclosure on page 33 regarding recent sales of unregistered securities. You disclose that you have engaged in the private placement of common stock pursuant to the exemption from registration under Rule 506 from February 12, 2014 through at least July 30, 2014. Please advise whether this offering is ongoing or has been completed at this time. Disclose whether the offers and sales were made in reliance upon Rule 506(b) or Rule 506(c), and state briefly the facts relied upon to make the exemption available. Please provide us with an analysis of why your private offers and sales of common stock should not be integrated into your registered public offering and, if so, whether the integration of the private and public offerings would make the exemption you have relied upon unavailable. Please refer to Question 139.25 of our Securities Act Sections Compliance and Disclosure Interpretations.

23.   We note that you have sold 9,600 shares of common stock since you initially filed your registration statement. Please explain why the number of outstanding shares has not changed since your initial filing.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Staff Attorney at (202) 551-3208, Kathleen Krebs, Special Counsel at (202) 551-3350 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Ben Skjold, Esq.
        Daniel Gallagher